STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION & ANALYSIS
As at January 27, 2006
Form 51-102F1
FOR THE 3rd QUARTER ENDED NOVEMBER 30, 2005

FORWARD

This Management Discussion and Analysis ("MD&A") provides relevant information on the operations and financial condition of Starfield Resources Inc., ("Starfield" or the "Company") during the three month period ended November 30, 2005. This MD&A has been prepared as of January 27, 2006.

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003 and its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-cobalt-platinum-palladium project in Nunavut, Canada.

This MD&A supplements but does not form part of the unaudited financial statements and notes thereto for the period ended November 30, 2005. Consequently the following MD&A should be read in conjunction with the unaudited financial statements for the period ended November 30, 2005. Starfield's Management is responsible for the preparation of these financial statements and notes thereto (which have been prepared in accordance with Canadian generally accepted accounting principles) and the MD&A. All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars unless otherwise stated.

Additional information, including the Company's Annual Information Form and the unaudited financial statements and the notes thereto for the period ended November 30, 2005 may be found on SEDAR at www.sedar.com and the Company website www.starfieldres.com. Additionally, the Company files a Form 20F annually with the Securities and Exchange Commission in the U.S.A.

Certain statements in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to differ from anticipated future results. Readers are cautioned not to place undue reliance on these forward-looking statements and readers are advised to consider such forward-looking statements in light of the risks inherent in mining exploration

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters ending November 30, 2005.

	11/30/05	8/31/05	5/31/05	2/28/05	11/30/04	8/31/04	5/31/04	2/29/04
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	472,336	538,002	510,983	553,018	419,842	496,213	500,196	565,413
Stock based compensation	-	-	-	62,040	-	126,665	-	8,140
Future income tax recovery	-	-	-	(238,074)	-	-	-	-
Loss Canadian GAAP	472,336	538,002	510,983	376,984	419,842	624,878	500,196	573,553
Deferred mineral property costs	3,884,501	4,208,496	3,149,794	1,002,101	3,284,986	3,610,871	1,772,425	885,909
US GAAP Deferred income tax recovery and expense	-	-	-	238,074	-	-	-	-
Loss US GAAP	4,356,837	4,746,498	3,660,777	1,617,159	3,704,828	4,235,749	2,272,621	1,459,462
Loss per share Canadian GAAP	0.0034	0.0040	0.0039	0.0035	0.0040	0.0062	0.0054	0.0082
Loss per share US GAAP	0.0315	0.0356	0.0282	0.0149	0.0356	0.0419	0.0247	0.0208
Weighted average number of shares	138,361,740	133,419,840	129,682,250	108,333,048	104,143,004	101,084,595	92,016,188	70,241,100
Total Assets	45,847,066	42,123,543	38,886,175	35,689,464	34,394,797	31,849,281	31,535,702	25,425,329

For the quarter ended November 30, 2005, the Company experienced no revenues, and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the quarter, exploration expenditures of $3,876,777 were conducted on the Company's 100% owned Ferguson Lake property, including $22,928 on the Regional Claims. No exploration expenditures were made during this quarter on the Starfield/Wyn property.

During the quarter ended November 30, 2005, two private placements totaling 6,582,219 flow-through common shares were closed to net $2,960,249, 200,000 share purchase options were exercised for $80,000 and a total of 2,109,500 outstanding share purchase warrants were exercised, netting the Company $527,375. With the ongoing exploration expenditures during the quarter, the Company's working capital position decreased to ($3,228,511) as at November 30, 2005 compared to working capital of $839,920 at the end of the last fiscal year ended February 28, 2005. Subsequent to the end of the quarter, private placements totaling 3,123,776 flow-through shares and 9,999,875 non flow-through units raised $5,405,650 and 4,867,430 share purchase warrants were exercised for an additional $1,388,972. The additional capital raised totaled $6,794,622 and will allow the Company to continue its current phase of exploration at Ferguson Lake with sufficient working capital remaining to meet its general and administrative expenses.

For fiscal 2006, the Company plans on spending approximately $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2005

	Quarterly Budget $	Actual $	Quarterly Variance $	YTD Budget $	Actual $	YTD Variance $
Travel & Conferences	150,000	155,406	5,406	450,000	604,900	154,900
Computer fees	15,000	8,356	(6,644)	45,000	20,470	(24,530)
Advertising & Promotion	60,000	10,279	(49,721)	180,000	73,170	(106,830)
Consulting	120,000	82,966	(37,034)	360,000	209,329	(150,671)
Management & Investor Relations	51,000	35,600	(15,400)	153,000	114,498	(38,502)
Office & Rent	123,000	116,225	(6,775)	369,000	303,260	(65,740)
Professional Fees & Regulatory Fees	60,000	62,401	2,401	180,000	192,385	12,385
TOTAL EXPENSES	579,000	471,233	(107,767)	1,737,000	1,518,012	(218,988)

GENERAL AND ADMINISTRATIVE EXPENSES

For the third quarter ended November 30, 2005, administrative expenses, excluding amortization expenses of $1,103, totaled $471,233 and were $107,767 under the budgeted expenses of $579,000. Most of the expenses came in under budget: consulting, computer fees, advertising and promotion, management and investor relations and office and rent. Travel and conferences ($5,406) and professional and regulatory fees ($2,401) were the only expenses over budget. The total expenses for the quarter were under budget by 18.6% .

For the nine month period ended November 30, 2005, the administrative expenses followed a similar pattern in that most of the expenses were under budget except for travel and conferences and the professional and regulatory fees. Although there were major fluctuations from the budgeted amounts (travel and conferences was over by $154,900 whereas advertising and promotion was under by $106,830 and consulting was under by $150,671), the total expenses for the nine month period were under budget by 12.6% or $218,988.

FERGUSON LAKE EXPLORATION

During the quarter ended November 30, 2005, the Company expended $3,876,777 on exploration at its 100% owned Ferguson Lake nickel-copper-cobalt-platinum-palladium project, including $22,928 on the Regional Claims. There were no expenditures on the Wyn/Starfield 50% option property.

Deferred Exploration Expense Breakdown for the Quarter Ended November 30, 2005
a)	Ferguson Lake Original Claims -- 100% Starfield Resources Inc.
	Personnel	$858,245
	Aircraft support, including helicopter moves	1,137,585
	Diamond drilling	869,709
	Camp support costs including fuel	569,684
	Analytical and geophysical services	418,626
	Mobilization and demobilization	-
		$3,853,849
b)	Ferguson Lake Regional Claims -- 100% Starfield Resources Inc.
	Analytical and geophysical services	$22,928
		$22,928
Total Deferred Exploration Expenses		$3,876,777

As of December 16th, 2005 the Ferguson Lake Project exploration field season has been completed. The program was initiated in April and has included detailed geophysical surveys, environmental field studies, regional rock and till sampling, field mapping and exploration, delineation and geostatistical core drilling on the West side of Ferguson Lake.

The analytical laboratory has received drill core samples from seven delineation drill holes from the infill drilling area and nine geostatistical holes drilled in the projected "pit area" of the West Zone. Drilling has now confirmed a 4.2 kilometer continuous strike length of main zone base and precious metal sulphide mineralization. Assay results are scheduled to be received in early 2006. They will be evaluated by N. C. Carter, PhD. P. Eng., who as the company's independent, 43-101 compliant, engineer will be compiling new mineral resource estimates for the project. The geostatistical sample results will be used by Dr. Isobel Clark of Geostokos Ltd. in her detailed geostatistical evaluation of the project. Reports are expected in the first quarter of 2006.

Detailed geophysical surveys by Crone Geophysics Ltd. were recently completed. Down-hole surveying (PEM) of drill holes and SQUID ground geophysical surveys were conducted throughout the exploration season. These surveys have greatly assisted in guiding the drill program throughout the season and detailed interpretive reports by Crone staff are expected in the first quarter of 2006.

Metallurgical test work of Ferguson Lake copper-nickel-cobalt-palladium-platinum bearing massive sulphide mineralization from the "pit area" will be scaled up and accelerated in 2006. Hydrometallurgical results from current laboratory testing will be discussed in a press release in early 2006.

The Pincock, Allen and Holt scoping study of the project is progressing well and is now awaiting the reports of Dr. N.C. Carter, Dr. Isobel Clark and Crone Geophysics Ltd. at which time they will be able to complete their work.

Rescan Environmental Services Ltd. conducted several field studies and evaluations for the company in 2005. Their reports and recommendations are expected early in the new year and concurrent with these reports the company intends to apply for mining lease status in 2006 on the mineral claims covering the West Zone.

Regional mineralized rock sampling, regional till sampling and a 9500 line kilometer Geotech Ltd. VTEM-magnetic geophysical helicopter survey were completed in 2005. Evaluation of the significant number of regional anomalies generated over the 1,200,000 acre property during each of these surveys will continue throughout the winter months with the intention of developing an exploration strategy going forward.

Dr. Al Miller was contracted to conduct field mapping, and metallogenic evaluation of the Ferguson Lake project and its newly staked regional mineral claims. His most important observation and interpretation is that the semi-massive to massive mineralization is hosted in a "fractionated layered complex" best "termed the Ferguson Lake Intrusive Complex" inferred to be Archean in age. This layered complex has been deformed and metamorphosed under amphibolite facies conditions. The base and precious metal mineral resources defined by Starfield's project are now described as a mafic and ultramafic-related magmatic Ni-Cu-Co-PGE deposit type. This style of sulphide deposit is one of the most sought after deposit types in the world. Dr. Miller who will again join Starfield's exploration team in the coming field season will have final reports prepared in early 2006.

In January, 2006, positive hydrometallurgical initial laboratory test results have been received by Starfield prompting the Company to accelerate its 2006 laboratory scoping hydromet-test programs in Canada. The studies were conducted on whole rock core samples of massive sulphide mineralization from the proposed "Pit Area" of the West Zone at Ferguson Lake.

The Canadian hydrometallurgical laboratory test programs have produced up-graded sulphide concentrates which are amenable to further standard flotation processing and/or secondary hydromet processing. From the initial tests, greater than 90% of the nickel and cobalt was selectively recovered from a secondary hydromet process. These positive achievements are now being duplicated in a larger scale, 75 kilogram, primary hydromet test that will generate significant quantity of up-graded sulphide concentrate for secondary hydromet processing and sulphide flotation testwork. Further results are scheduled for availability during early April 2006.

Intec Ltd. of Australia have also reported to the Company that their technology used on Ferguson Lake massive sulphides during laboratory-scale, hydrometallurgical testing produced positive extraction results (greater than 80%) for nickel, copper, and cobalt.

Starfield believes that hydrometallurgical processing offers cost effective and environmentally friendly sustainable development alternatives to conventional smelting-refining. Concurrent with its expanded, accelerated, bench-scale laboratory hydromet test work now underway in Canada, the Company plans to invite major engineering firms to carry out preliminary cost-technology studies of hydrometallurgical processing suitable for the future development of the Ferguson Lake Project.

Sulphide ore concentrates are presently used in commercially available hydromet applications or nearly developed processes such as the CESL Process, Activox Process and the Inco-Voisey's Bay, Argentia, Newfoundland demonstration plant. Inco's successful development of a technically and economically viable hydromet technology was supported by 60 million dollars from Technology Partnerships Canada, Ministry of Industry, Canada.

DIRECTORS AND OFFICERS

Glen J. Indra	Director and Chief Executive Officer
Glen Macdonald	Director and Chief Financial Officer
Henry Giegerich	Director
Ross Glanville	Director
Robert Maddigan	Director

LIQUIDITY AND SOLVENCY

The Company had a working capital deficiency of $3,228,511 at November 30, 2005 compared to working capital at the end of the fiscal year at February 28, 2005 of $839,920. Subsequent to the quarter end, a further $6,794,622 was raised on completion of flow-through and unit private placements and through the exercise of share purchase warrants (see Subsequent Events).

There have been no changes in accounting policies, and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize any financial or other instruments in its operations.

RELATED PARTY TRANSACTIONS

For the quarter ending November 30, 2005, management fees in the amount of $6,000 were paid to the Chief Financial Officer and $18,000 was paid to a corporation controlled by the President and Chief Executive Officer of the Company. Consulting fees totaling $12,000 for the quarter ending November 30, 2005 were paid to directors of the Company for their work on the Audit, Compensation and Corporate Governance committees.

SUBSEQUENT EVENTS

In December, 2005 and in January, 2006 the Company closed the balance of the private placement that was announced on October 25, 2005 and amended on December 9, 2005 in the total amount of $5,405,650 consisting of 3,123,776 flow-through common shares priced at $0.45 per share and 9,999,875 non flow-through units priced at $0.40 per unit.

In December, 2005, the Company received $930,000 pursuant to the exercise of 3,720,000 December 30, 2005 share purchase warrants.

In January, 2006, the Company received $458,972 pursuant to the exercise of 1,147,430 January 21, 2006 share purchase warrants.